

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2011

Mr. William D. Thomas, Treasurer and Chief Financial Officer
Mainland Resources Inc.
21 Waterway Avenue, Suite 300
The Woodlands, Texas 77380

>   **Re: Mainland Resources Inc.**
>   **Form 10-K for the Fiscal Year Ended February 28, 2009**
>   **Filed May 29, 2009**
>   **Form 10-K for the Fiscal Year Ended February 28, 2010**
>   **Filed June 1, 2010**
>   **File No. 000-52782**

Dear Mr. Thomas:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Anne Nguyen Parker
Legal Branch Chief